September 4, 2008

U.S. Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Atten. J. Cannarella

Re: Sonoran Energy, Inc.
File No.: 000-28915

Dear Mr. Cannarella:

On August 25, 2008, you provided verbal feedback on two outstanding issues from Sonoran's past filings. The issues and the guidance provided are summarized as follows:

1. Baron Acquisition - The valuation date related to the issuance of Sonoran common stock for the acquisition of Baron Oil should be the date the acquisition was publicly disclosed.
2. BPR Acquisition –The contingent common shares associated with the preferred stock issuance for the acquisition of BPR should be included in establishing valuation of the BPR acquisition.

Sonoran's management has evaluated the accounting for these transactions and their related impact on current and past filings. We believe the overall effect of the difference in the original accounting is not material to Sonoran's current financial status. A discussion of each issue is provided below.

Issue 1: Baron Acquisition

Effective May 7, 2004, Sonoran and Baron entered into a merger agreement that contained several unwind clauses. The agreement was publicly disclosed on May 11, 2004. The transaction was subsequently completed on November 2, 2005. Sonoran valued the transaction using a common stock price based on the closing price on August 9, 2006; the date that Sonoran agreed to waive any unwind clauses and publicly announced that Baron's Shareholders had approved the acquisition. The original accounting for this transaction resulted in a total purchase price of $15.7 million ($15.4 million for the common stock issued and $0.3 million for liabilities assumed).

The closing stock price on May 11, 2004, the date the acquisition was originally announced, was $1.43. If we had used this valuation date the transaction would have been valued at approximately $27.2 million for the common stock issued for a total purchase price of $27.5 including the liabilities assumed

Sonoran initiated two studies to determine how to value the transaction in its April 30, 2006 financial statements. The first study was by Reservoir Evaluation Services AS, a division of AGR Holdings. This study included a detailed analysis of the fields acquired in Texas. The study concluded that there could be 8.22 BCF (these reserves could be classified as probable reserves) of gas in the KWB field. However, it also concluded that the remaining oil reserves could not be economically produced. The second study was a purchase price allocation study by Ringel Kotzin Valuation Services. Because they were not oil and gas experts Ringel used values provided by management to determine how the assumed purchase price of $15,411,000 should be allocated. They concluded that the KWB assets could support a value of $15,411,000 and that there were no identifiable intangible assets that could be recorded in connection with the acquisition. They reported that the company's management had valued the oil and gas properties at $25.0 million and that since that exceeded the purchase price no goodwill would be recognized. This conclusion is somewhat inconsistent with management's report on August 9, 2004 that the oil and gas properties were worth only $11.5 million.

The additional property value of $13.5 million was not relevant at the time, so it was not thoroughly investigated. Our purchase price allocation values the unproved properties based on the price per MCF of reserves reported in the valuation of a comparable reserve sales obtained from SEAM Alert from January 2006 through June 2006. The average values of the gas reserves related to these sales were $3.51 / mcf. However, the comparable reserves in the SEAM Alert were classified as proved reserves versus the probable classification associated with the Baron reserves. Accordingly, we evaluated these comparable sales by accounting for the value associated with probable reserves based on the Society of Petroleum Engineer standards which states proved reserves have to have a probability in excess of 90%, while the standard usually applied to probable reserves is more than 50%. Accordingly, we essentially reduced (i.e. risk adjusted) the average comparable average values by 45% to estimate the reserve value related to the Baron probable reserves acquired. Combining these factors, management should have estimated the value of Baron's US oil and gas properties as $16.03 million. The data used in this calculation would have been available to management during preparation of the April 30, 2006 financial statements and would have been a more appropriate approach to estimating the value. Accordingly, in retrospect any value recorded for the Baron purchase in excess of $16.03 million could not be attributed to the oil and gas assets. Since there were no other identifiable assets, the excess would have to be recorded as goodwill. Using the May 11, 2004 valuation date for the Sonoran common stock issued for Baron would have resulted in goodwill of approximately $11.5 million.

At the closing of the transaction in November 2005, management still felt that there was some value in the prospects that Baron had identified and in the connections that Baron had established in the Middle East, in Kazakhstan, and in Norway. Two members of Baron's management joined Sonoran's management before the acquisition was completed to further develop relationships and to work on the prospects. Although, it would be difficult to project that these relationships could be associated with the assumed goodwill value. In any event, by the end of the fiscal year, the prospects had disappeared and the relationships had deteriorated to the point that both of the former Baron managers resigned their positions with the Company. In addition, it soon became clear that Baron's operating practices in the field had created such a high level of tension with land owners and suppliers that it was easier to get work completed under Sonoran's name than under Baron's. We believe that by the time of our filing of the annual report for the period ended April 30, 2006; there was sufficient evidence available to management to require a write-off of any goodwill that was required to be originally recorded.

The following table summarizes the effect of the potential adjustments described above on beginning consolidated balance sheet balances for fiscal year April 30, 2008 (note: the numbers do not include the effect of amortizing approximately $100,000 of the additional purchase price that would be capitalized and moved to proved properties of $338,437 during in 2007 and 2008):

Description	Original Recording	Adjusted Recording	Change	Performa 4/30/07 Balances	Actual 4/30/07 Balances	Percentage Change
Unproven Oil and Gas Property	15,690,563	16,029,000	(338,437)	12,216,912	11,878,475	-2.85%
Common Stock	(15,411,476)	(26,869,478)	11,458,002	51,874,825	63,332,827	18.09%
Accumulated Deficit	0	11,458,002	(11,458,002)	59,713,744	48,255,742	-23.74%
Total Shareholder's Equity	15,411,476	15,749,913	(338,437)	19,435,661	19,097,224	-1.77%

(1) Assumes goodwill of $11,458,002 was recorded and written off during the same accounting year.

As shown above the potential increase in unproven oil and gas assets of 2.85% is immaterial. The increase in our common stock and offsetting increase in accumulated deficit within shareholders' equity are not meaningful in the context of our current financial statements. The fact that the changes relate to an acquisition that started in

2004 indicates that potential stakeholders would put little value in the disclosures required by these adjustment. The overall change in Total Assets and Total Shareholder's Equity of 1.77% is also immaterial. Although not included in the table we calculated that approximately $100,000 more would have been moved to proved costs for the April 30, 2008 financial statements, which would have increased our depletion expense by approximately $2,200 if these adjustments had been made. Clearly, the overall effects on the consolidated statement of operations and on beginning balances for our consolidated balance sheet are not material. Accordingly, we request a waiver of any restatement based on the lack of meaningful change in our financial statements.

Issue 2: BPR Acquisition

The acquisition of the BPR properties was effective January 22, 2004. However, a change in the purchase agreement appears to have occurred because of questions around the level of recorded liabilities for BPR. A fax dated February 11, 2004, with signatures from the President of BPR documents the date that the change in the agreement was approved (copy attached). Accordingly, Sonoran used the date the transaction was modified as the closing date for this transaction. The closing price for the Sonoran common stock on February 11, 2004 was $1.95. The consideration for the BPR Acquisition was the issuance of convertible preferred stock with a face value of $15 per share. The convertible preferred stock had no market and could only be traded by converting to common stock. The BPR shareholders had a 180 day holding period before any preferred shares could be converted to common shares. The purchase agreement provided that if the Sonoran common stock was trading below $15 per share, the BPR shareholders could receive 100,000 additional common shares for each dollar the common stock was trading below $12. The maximum additional common shares that could be issued was 1,000,000 shares. The change in the number of shares was fixed on August 10, 2004. This is the date that was 180 days after the closing. So it was the first date that BPR could have converted its stock. Our stock price on that date was $0.95, so BPR could have converted the next day and received 2,000,000 shares. The transaction was announced to the public on February 18, 2004 as part of our 10QSB filing. The transaction was initially valued at $15 million based on the face value of the stock.

During the fourth quarter of the Fiscal year ending April 30, 2004, the transaction was revalued to reflect the value should have been based on 2,000,000 shares with a per share value of $1.95 for a total value of $3.9 million. However, the Company applied a 50% haircut to reflect the minimum 18 month holding period that had been established for the stock as part of the BPR Acquisition agreement. We routinely sell restricted stock at discounts of approximately 30%. The stock in this issue was subject not only to the normal legal restriction of one year, but was also subject to an additional 180 days because of the delay in the conversion option. We believe that it is unreasonable to say that the stock should not be discounted, but we are willing to propose a new value for this transaction based on a 15% discount. This would attribute an initial value to the transaction of $3,315,000. The additional value would

have been recorded as an increase to unproved properties in our April 30, 2004 consolidated financial statements. There was no independent appraisal of these properties, but an internal reserve estimate assigned a value of $25 million. A copy of this review is attached. The reserves could not be classified as proved because of the high development cost and the Company's inability to prove the availability of financing to develop these properties. Our preliminary assessment indicated that we had purchased 10 wells capable of producing and approximately 15,000 acres of leasehold. Three of the ten wells were actually producing but were uneconomic. The production operations were designed to maintain the leases. These facts were discussed in our April 30, 2004 Form 10KSB. An independent engineering review after the consolidated financial statements were issued for 2004 indicated a potential value of $15 million to $31 million.

During the fiscal year ending April 30, 2005 the Company was advised that leases on two of the wells which covered 2,368 acres had expired, and that the landowner was not willing to sign new leases. The landowner demanded a release of the acreage and the immediate plugging of the wells. We granted the release but failed to plug the wells which resulted in an ongoing lawsuit by the landowner. The Company's April 30, 2005 Form 10KSB included an impairment charge of $71,078 for the acreage that was released. Had we recorded the additional value to the unproved properties, we would have recognized additional impairment in 2005 related to the aforementioned leases that were lost. This increase in unproved property would have resulted in recording $520,483 impairment related to the lost leases in the April 30, 2005 consolidated financial statements.

During fiscal years 2006 and 2007, the carrying value of the unproved properties would have been moved to the proved properties as we gathered more data and began to develop the properties. The Company recognized depletion of $46,000 related to these properties during those years. If depletion had been calculated based on the higher value, the recognized depletion would have been approximately $71,500. These adjustments results in an ending balance in proved property as of April 30, 2007 of approximately $2.7 million related to the BPR Acquisition. The actual capitalized property costs attributable to the BPR Acquisition in our April 30, 2007 consolidated financial statements was $1.8 million. Accordingly, the adjustment required to correct the cumulative effect of restating the value of the BPR acquisition would be approximately $790,000. This represents 2.3% of total assets and 4.0% of proved properties at April 30, 2007. The offset to this entry would add $1.4 million to Common Stock with an offset of $574,830 to Accumulated Deficit. The potential changes to May 1, 2007 beginning balances are only 2.2% of Common Stock and 1.2% of the Accumulated Deficit. It should also be noted that the change in net loss for the years April 30, 2005, 2006 and 2007 would be immaterial. Accordingly, the potential restatement would not materially impact any of the beginning balances for the current fiscal year. Due to the immaterial effect on the consolidated financial statements, and the age of the accounting issues, we believe that a restatement of prior years would not be meaningful.

In conclusion, the effect of the accounting changes to correct the recording of the Baron Oil and the BPR acquisitions would be immaterial to total assets, earnings for the two most recent years, and total equity. The offsetting changes in accumulated deficit and common stock are somewhat larger but given that they relate to transactions that originated in 2004 would have little relevance to existing and potential future investors. In addition, a restatement of 2006 or older financials would involve at least three auditing firms and would likely take another six months to complete. We do not believe that any benefits derived from such restatement could be cost justified.

We hope this addresses all of the Commission's comments and concerns. Please do not hesitate to contact us with any further questions. We thank you in advance for your prompt attention.

Andrew G. Williams

Andrew G. Williams
Sr. Vice President and Chief Financial Officer
Sonoran Energy

Attachments:
OIL AND GAS LEASE PURCHASE AGREEMENT between SONORAN ENERGY, INC, and Certain Shareholders of BPR Energy, Inc
Spreadsheet of Sonoran stock prices